November 7, 2024
VIA EDGAR
Alison White
Senior Counsel
The United States Securities and
 Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re: Registration Statement on Form N-4 of Nationwide Account-4 of
Nationwide Life Insurance Company (the "Company") relating to JPMorgan Multi-Asset Choice Annuity
Post Effective Amendment No. 12 (File No. 333-240010)]
Registration Statements on Form N-4 of Nationwide Account-4 of
Nationwide Life Insurance Company relating to JPMorgan Multi-Asset Choice New York Annuity
Post Effective Amendment No. 12 (File No. 333-240009)
Dear Ms. White:
We are filing this correspondence in relation to the above referenced Registration Statements on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-4 (the "Variable Account") which is registered as a unit investment trusts under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On September 16, 2024, Nationwide filed the above referenced Post-Effective Amendments to the Registration Statements. Nationwide received your oral comments to the Post-Effective Amendments on October 21, 2024. The revisions specified in this correspondence filing are as a result of your oral comments.
Nationwide will make all corresponding changes to each of the two referenced products, and Initial Summary Prospectuses where applicable.
Nationwide Variable Account – 4
JPMorgan Multi-Asset Choice Annuity (File No. 333-240010)
Comment 1: – On Page 2, Paragraph 2 of the Supplement in the "Fixed Account" subsection, in the last sentence, it states that the Fixed Account may not be available in every state. Please disclose which states offer the Fixed Account in the prospectus or in an Appendix thereto. Also, please disclose how investors can find the current interest rate.
Response: Currently, the Fixed Account is available in all states where our product is offered. We will update the state variations appendix to indicate any states that may not allow it in the future. As such, we revised the referenced sentence as follows (emphasis added):
"The Fixed Account may not be available in every state (see Appendix B: State Variations)."
In addition, we added the following sentence to the end of the fourth paragraph of "The Fixed Account" subsection:
"Please contact the Service Center for information about current interest rates."
Comment 2: The sentence at the bottom of Page 2 states that any interest in excess of the minimum interest rate required by state law will be credited at Nationwide’s sole discretion. Please clarify that if the guaranteed rate is higher than the state’s guaranteed rate, Nationwide will still guarantee the higher rate.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response. The following sentence has been added to the second to last paragraph of the "Fixed Account" subsection of the "Investment Options" section:
"If the guaranteed rate is higher than the minimum interest rate required by applicable state law, Nationwide will guarantee the higher rate."
Comment 3: At the bottom of Page 4, in the "Dollar Cost Averaging" section, second to last sentence states that when a contact owner instructs Nationwide to stop transfers, all amounts in the Fixed Account will reallocate to the same sub accounts as previously instructed. Please confirm it means that investors are only able to stay in the Fixed Account for a limited time, or clarify how long is that time. Also, clarify how investors may change their sub account allocations when they are dollar cost averaging.
Response. Nationwide confirms the Contract Owners will be able to utilize Dollar Cost Averaging until all value in the originating Fixed Account is exhausted or the Contract Owner instructs Nationwide to stop transfers. Accordingly, the following sentence has been added to the third paragraph of the "Dollar Cost Averaging" subsection (emphasis added):
"Transfers occur monthly or another frequency if permitted by Nationwide. Nationwide will process transfers until either value in the originating Fixed Account is exhausted or the Contract Owner instructs Nationwide to stop the transfers. When a Contract Owner instructs Nationwide to stop the transfers, all amounts remaining in the originating Fixed Account will automatically reallocate to the same Sub-Accounts as previously instructed by the Contract Owner, unless Nationwide is instructed otherwise. This means that a Contract Owner is only able to remain in the Fixed Account for a limited time. Dollar Cost Averaging transfers are not considered transfer events."
In addition, we have also added the following to the third paragraph of the "Dollar Cost Averaging" subsection (emphasis added):
"Transfers occur monthly or another frequency if permitted by Nationwide. Nationwide will process transfers until either value in the originating Fixed Account is exhausted or the Contract Owner instructs Nationwide to stop the transfers. When a Contract Owner instructs Nationwide to stop the transfers, all amounts remaining in the originating Fixed Account will automatically reallocate to the same Sub-Accounts as previously instructed by the Contract Owner, unless Nationwide is instructed otherwise. This means that a Contract Owner is only able to remain in the Fixed Account for a limited time. Dollar Cost Averaging transfers are not considered transfer events. The Contract Owner can contact the Service Center to change their allocations when they are participating in Dollar Cost Averaging."
Nationwide Variable Account-4
JPMorgan Multi-Asset Choice New York Annuity (File No. 333-240009)
Comment 1: At the bottom of Page 2, the second to last sentence states that Nationwide guarantees the rate will not be less than the minimum interest rate required by applicable state law. Since this is only issued in New York, please change it to New York state law.
Response: The sentence has been revised as follows (emphasis added):
"Nationwide guarantees the rate will not be less than the minimum interest rate required by New York state law."
Please contact me direct at (614) 249-4784 if you have any questions regarding this filing.
Sincerely,
Nationwide Life Insurance Company
/s/ Rajaa Qadri
Rajaa Qadri
Counsel
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies